UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)    August 26, 2024

CROSSFIRST BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Kansas	001-39028	26-3212879
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

11440 Tomahawk Creek Parkway, Leawood, Kansas	66211
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (913) 901-4516

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CFB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 26, 2024, CrossFirst Bankshares, Inc., a Kansas corporation (“CrossFirst”) and First Busey Corporation, a Nevada corporation (“Busey”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, CrossFirst will merge with and into Busey, with Busey as the surviving corporation in the merger (the “Merger”). The Merger Agreement further provides that at a date and time following the Merger as determined by Busey, CrossFirst Bank, a Kansas state-chartered bank and a wholly owned subsidiary of CrossFirst, will merge with and into Busey Bank, an Illinois state-chartered bank and a wholly owned subsidiary of Busey, with Busey Bank as the surviving bank (the “Bank Merger”). The Merger Agreement was unanimously approved by the Board of Directors of each of CrossFirst and Busey.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of CrossFirst (“CrossFirst Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by CrossFirst or Busey, will be converted into the right to receive 0.6675 of a share (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Busey (“Busey Common Stock”). Holders of CrossFirst Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, each share of Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, of CrossFirst (“CrossFirst Preferred Stock”) outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Busey, provided that at the election of Busey, Busey may cause the CrossFirst Preferred Stock to be converted in the Merger at the Effective Time into the right to receive an amount of cash equal to the liquidation preference thereof, plus the amount of any accrued and unpaid dividends thereon through the Effective Time.

Treatment of Busey’s Equity Awards

The Merger Agreement provides that, except as otherwise provided, Busey equity awards will generally remain outstanding and subject to the same terms and conditions as applied immediately prior to the Effective Time. Each outstanding Busey performance-based restricted stock unit award will be deemed earned with the achievement of the applicable performance goals based on actual performance through the latest practicable date prior to the Effective Time and will otherwise remain subject to the same terms and conditions (including service-based vesting terms) as applied to the Busey performance-based restricted stock unit awards immediately prior to the Effective Time. The Merger Agreement further provides that each outstanding Busey time-based restricted stock unit award (the “Busey RSUs”) will vest in equal annual installments over three (3) years following the Effective Time; provided that if any Busey RSU would otherwise vest by its terms on an earlier date, any then-unvested portion as of such date, shall vest on such original vesting date. Each Busey equity award will be subject to double-trigger vesting upon an involuntary termination within twelve (12) months following the Effective Time.

Treatment of CrossFirst’s Equity Awards

The Merger Agreement provides that each outstanding CrossFirst restricted stock award (“CrossFirst RSAs”) held by a CrossFirst non-employee director (the “CrossFirst Director RSAs”) and each deferred share of CrossFirst Common Stock that is credited to a director participant’s account under the CrossFirst 2018 Directors’ Deferred Fee Plan will be converted into the right to receive shares of Busey Common Stock. The Merger Agreement further provides that each CrossFirst RSA that is not a CrossFirst Director RSA (“CrossFirst Employee RSAs”) will be converted into a restricted stock award in respect of Busey Common Stock based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst Employee RSA prior to the Effective Time. Each outstanding CrossFirst time-based restricted stock unit award (the “CrossFirst RSUs”) will be converted into a restricted stock unit in respect of Busey Common Stock (a “Busey RSU”) based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst RSUs prior to the Effective Time, and each performance-based restricted stock unit award (the “CrossFirst PSUs”) will be converted into a Busey RSU based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst PSUs prior to the Effective Time, assuming the achievement of the applicable performance goals at (i) target performance if the closing of the Merger occurs in the first half of the relevant performance period or (ii) actual performance if the closing of the Merger occurs in the second half of the relevant performance period. Each outstanding CrossFirst stock-settled stock appreciation right (the “CrossFirst SARs”) will be converted into a stock appreciation right in respect of Busey Common Stock based on the Exchange Ratio, subject to the same terms and conditions as were applicable to the CrossFirst SAR prior to the Effective Time.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, the Board of Directors of Busey will take all actions necessary to adopt amendments to the Second Amended and Restated Bylaws of Busey regarding certain governance matters (the “Busey Bylaw Amendment”). Effective as of the Effective Time, and in accordance with the Merger Agreement and the Busey Bylaw Amendment, the number of directors that will comprise the full Board of Directors of Busey will be thirteen (13), of which (i) five (5) will be directors of CrossFirst immediately prior to the Effective Time, which will include Michael J. Maddox, the current President and Chief Executive Officer of CrossFirst and Rodney Brenneman, the current Chairman of the CrossFirst Board of Directors and such other directors as determined by CrossFirst, and (ii) eight (8) will be directors of Busey or Busey Bank immediately prior to the Effective Time, which will include Van A. Dukeman, the current Executive Chairman and Chief Executive Officer of Busey and such other directors as determined by Busey.

Effective as of the Effective Time, (i) Mr. Dukeman will continue to serve as the Executive Chairman of the Board of Directors of Busey and as the Chief Executive Officer of Busey, reporting to the Board of Directors of Busey, and as the Executive Chairman of Busey Bank, reporting to the Board of Directors of Busey Bank and (ii) Mr. Maddox will serve as the Executive Vice Chairman of the Board of Directors of Busey and as the President of Busey reporting to the Chief Executive Officer of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Executive Chairman of the Board of Directors of Busey Bank.

Effective as of the date immediately following the earlier of (i) the twelve (12) month anniversary of the Bank Merger and (ii) the eighteen (18) month anniversary of the Effective Time, (a) Mr. Dukeman will continue to serve as the Executive Chairman of the Board of Directors of Busey, reporting to the Board of Directors of Busey and as the Executive Chairman of the Board of Directors of Busey Bank, reporting to the Board of Directors of Busey Bank, and (b) Mr. Maddox will serve as the Executive Vice Chairman of the Board of Directors of Busey and as the Chief Executive Officer and President of Busey, reporting to the Board of Directors of Busey, and as the Chief Executive Officer of Busey Bank, reporting to the Board of Directors of Busey Bank (collectively, the “Succession Plan”).

If during the Specified Period (as defined below) Mr. Dukeman is no longer serving as the Chief Executive Officer of Busey for any reason prior to the time at which Mr. Maddox would otherwise become the Chief Executive Officer of Busey, Mr. Maddox will succeed Mr. Dukeman as Chief Executive Officer of Busey.

Messrs. Dukeman and Maddox can only be removed from the leadership positions described above, have their reporting relationships modified or have their employment arrangements amended in a manner that is adverse to them with a majority vote of the entire Board of Directors of Busey.

The Busey Bylaw Amendment provides that the composition of the Board of Directors of Busey Bank will be identical to that of the Board of Directors of Busey.

The Busey Bylaw Amendment addresses certain other governance matters, including (i) that Mr. Brenneman will serve as the Lead Independent Director of the Busey Board of Directors for two years following the Effective Time and (ii) matters related to the committees of the Busey Board of Directors and the composition of such committees.

The Merger Agreement and the Busey Bylaw Amendment provide that, following the Effective Time, the headquarters of the surviving corporation will be located in or near Kansas City, Missouri and the main office and legal headquarters of Busey Bank will remain in Champaign, Illinois.

The terms set forth in the Busey Bylaw Amendment will be applicable until the later of (i) the three (3) year anniversary of the Effective Time and (ii) the two (2) year anniversary of the date of the Bank Merger (the “Specified Period”). The terms set forth in the Busey Bylaw Amendment may only be amended with the vote of seventy-five percent (75%) of the entire Board of Directors of Busey.

In connection with the completion of the Merger, Busey will propose to amend its articles of incorporation to increase the number of authorized shares of Busey Common Stock from 100 million to 200 million (the “Busey Articles Amendment”).

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both CrossFirst and Busey. CrossFirst has agreed to customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects, to refrain from taking certain actions without Busey’s consent and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement on a timely basis without Busey’s consent. Busey has agreed to customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement on a timely basis without CrossFirst’s consent. Each party has agreed to additional covenants, including, among others, (i) in the case of CrossFirst, its obligation to call a meeting of its stockholders to approve the Merger Agreement, and, subject to certain exceptions, the obligation of the CrossFirst Board of Directors to recommend that its stockholders approve the Merger Agreement, (ii) in the case of Busey, its obligation to call a meeting of its stockholders to approve the Merger Agreement, the issuance of shares of Busey Common Stock pursuant to the Merger Agreement (the “Busey Share Issuance”) and the Busey Articles Amendment and, subject to certain exceptions, the obligation of the Busey Board of Directors to recommend that its stockholders approve the Merger Agreement and the Busey Share Issuance and (iii) each party’s non-solicitation obligations related to alternative acquisition proposals. CrossFirst and Busey have also agreed to use their reasonable best efforts to prepare and file all applications, notices, petitions and filings to obtain all necessary consents, approvals and authorizations for the consummation of the transactions contemplated by the Merger Agreement. In addition, Busey Bank will apply to become a member of the Federal Reserve System.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by the requisite vote of the holders of CrossFirst Common Stock, (ii) approval of the Merger Agreement and the Busey Share Issuance by the requisite vote of the holders of Busey Common Stock, (iii) authorization for listing on NASDAQ of the shares of Busey Common Stock to be issued in the Merger, subject to official notice of issuance, (iv) approval of the Board of Governors of the Federal Reserve System for the Merger and the Bank Merger and Busey Bank’s application to become a member of the Federal Reserve System, the Illinois Department of Financial and Professional Regulation for the Bank Merger and the Kansas Office of the State Bank Commissioner for the Merger, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the transactions contemplated by the Merger Agreement, (v) effectiveness of the registration statement on Form S-4 for the Busey Common Stock to be issued in the Merger and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) the absence of the occurrence of any material adverse effect (as defined in the Merger Agreement) with respect to the other party from the date of the Merger Agreement, (c) performance in all material respects by the other party of its obligations under the Merger Agreement and (d) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both CrossFirst and Busey and further provides that a termination fee of $36.7 million will be payable by either CrossFirst or Busey, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding CrossFirst or Busey, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CrossFirst, Busey, their respective affiliates or their respective businesses, the Merger Agreement, the Merger and the Bank Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of CrossFirst and Busey and a prospectus of CrossFirst, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of CrossFirst and Busey makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement (including the Busey Bylaw Amendment appended as an exhibit thereto) does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement (including the Busey Bylaw Amendment appended as an exhibit thereto), which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the execution of the Merger Agreement, Busey entered into a letter agreement with Mr. Maddox (the “Maddox Letter Agreement”). Except as provided therein, the Maddox Letter Agreement does not amend or change Mr. Maddox’s existing employment agreement. In the event that the Merger is not completed, the Maddox Letter Agreement will be void ab initio.

The Maddox Letter Agreement provides that following the Effective Time and through the end of the Specified Period, Mr. Maddox will receive base salary, annual bonus and long-term incentive awards that are no less than those paid to Mr. Dukeman. Pursuant to the Maddox Letter Agreement, Mr. Maddox agrees that the Succession Plan will not give rise to a constructive termination (as defined in the CrossFirst Senior Executive Severance Plan (the “CrossFirst Severance Plan”)). This waiver means that Mr. Maddox will not be entitled to severance compensation as a result of the corporate governance changes effected in connection with the Merger.

The Maddox Letter Agreement provides that Mr. Maddox’s right to severance pursuant to his employment agreement and the CrossFirst Severance Plan will be terminated. Accordingly, the cash severance that would have been payable to Mr. Maddox upon a qualifying termination under the CrossFirst Severance Plan will be converted into a cash retention award, which will be paid in equal annual installments on each of the three anniversaries of the closing of the Merger, subject to his continued employment or an earlier qualifying termination.

Pursuant to the Maddox Letter Agreement, in the event that (i) the Succession Plan does not occur and Mr. Maddox resigns in accordance with his constructive termination rights or (ii) Mr. Maddox’s employment is terminated without cause or he resigns in accordance with his constructive termination rights (each such termination, a “qualifying termination”), Mr. Maddox will be entitled to (a) any annual bonus or long-term incentive award earned or accrued but not yet paid, (b) the greater of (1) an amount equal to the sum of (x) his then applicable base salary through the remainder of the Specified Period, and (y) annual bonuses (based on target bonus for the year in which the qualifying termination occurs) that would have been earned or accrued during the remainder of the Specified Period and (2) an amount equal to two times the sum of his then applicable annual base salary and target annual bonus for the year in which the qualifying termination occurs, (c) the company-paid portion of the COBRA continuation premium to cover Mr. Maddox and his dependents enrolled under the company’s health, vision and dental plans in effect as of the termination date for 12 months and (d) reimbursement of up to $25,000 of reasonable expenses directly relating to outplacement counselling services obtained during the eighteen (18) month period following such termination date.

Mr. Maddox’s outstanding equity awards will be treated in accordance with the Merger Agreement. In the event that Mr. Maddox experiences a qualifying termination prior to the end of the Specified Period, the Maddox Letter Agreement provides that all outstanding equity awards will vest (with any performance-based vesting conditions deemed satisfied based on target performance) and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Internal Revenue Code.

Pursuant to the Maddox Letter Agreement, Mr. Maddox will be subject to a non-competition covenant (in addition to his existing restrictive covenants) until the later of (i) one (1) year following a termination of employment and (ii) the end of the Specified Period.

The foregoing description of the Maddox Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Maddox Letter Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01	Other Events

In connection with the execution of the Merger Agreement, Busey entered into a letter agreement with Mr. Dukeman (the “Dukeman Letter Agreement”). Except as provided therein, the Dukeman Letter Agreement does not amend or change Mr. Dukeman’s existing employment agreement. In the event that the Merger is not completed, the Dukeman Letter Agreement will be void ab initio.

The Dukeman Letter Agreement provides that following the Effective Time and through the end of the Specified Period, Mr. Dukeman will receive base salary, annual bonus and long-term incentive awards that are no less than those paid to Mr. Maddox. Pursuant to the Dukeman Letter Agreement, Mr. Dukeman agrees that the Succession Plan will not give rise to a constructive discharge (as defined in Mr. Dukeman’s employment agreement). This waiver means that Mr. Dukeman will not be entitled to severance compensation as a result of the corporate governance changes effected in connection with the Merger.

The Dukeman Letter Agreement provides that Busey will terminate Mr. Dukeman’s right to severance pursuant to his employment agreement in compliance with Section 409A of the Internal Revenue Code’s change in control plan termination rules. Accordingly, the cash severance that would have been payable to Mr. Dukeman upon a qualifying termination under Mr. Dukeman’s employment agreement will be paid in a lump-sum on the one-year anniversary of the closing of the Merger, subject to his continued employment (other than in the event of a qualifying termination) (the “Dukeman Retention Payment”). In the event that Mr. Dukeman is terminated for cause or resigns other than due to constructive discharge (in each case, as defined in his employment agreement), (i) between the payment date of the Dukeman Retention Payment and the two-year anniversary of the closing of the Merger, Mr. Dukeman will promptly repay two-thirds of the Dukeman Retention Payment or (ii) between the two-year and three-year anniversaries of the closing of the Merger, Mr. Dukeman will promptly repay one-third of the Dukeman Retention Payment.

Pursuant to the Dukeman Letter Agreement, in the event that (i) the Succession Plan does not occur and Mr. Dukeman resigns in accordance with his constructive discharge rights or (ii) Mr. Dukeman’s employment is terminated without cause or Mr. Dukeman resigns in accordance with his constructive discharge rights (each such termination, a “qualifying termination”), Mr. Dukeman will be entitled to (a) any annual bonus or long-term incentive award earned or accrued but not yet paid, (b) the greater of (1) an amount equal to the sum of (x) his then applicable base salary through the remainder of the Specified Period and (y) annual performance bonuses (based on his then most recent annual performance bonus) that would have been earned or accrued during the remainder of the Specified Period and (2) an amount equal to the sum of his then applicable annual base salary and then most recent annual performance bonus, (c) payment for the value of the contributions that would have been made to Mr. Dukeman under all applicable retirement and other employee benefit plans had his employment continued through December 31 of the year in which such termination of employment occurs and (d) continuing coverage under all existing life, health and disability programs for one year following his termination date.

Mr. Dukeman’s outstanding equity awards will be treated in accordance with the Merger Agreement. In the event that Mr. Dukeman experiences a qualifying termination prior to the end of the Specified Period, the Dukeman Letter Agreement provides that (i) all outstanding time-based equity awards will vest and settle at the earliest time permitted without triggering a tax or penalty under Section 409A of the Internal Revenue Code and (ii) the service condition with respect to his outstanding performance-based equity awards will be waived and such awards will remain outstanding and eligible to vest based on achievement of the relevant performance metrics at the end of the applicable performance period.

Pursuant to the Dukeman Letter Agreement, Mr. Dukeman will be subject to a non-competition covenant (in addition to his existing restrictive covenants) until the later of (i) one (1) year following a termination of employment and (ii) the end of the Specified Period.

The Dukeman Letter Agreement provides that following the closing of the Merger, Mr. Dukeman will no longer be entitled to the excise tax gross-up set forth in his employment agreement.

The foregoing description of the Dukeman Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Dukeman Letter Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, CrossFirst and Busey issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

In addition, CrossFirst and Busey provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit

Number	Description

2.1	Agreement and Plan of Merger, dated August 26, 2024, by and among First Busey Corporation and CrossFirst Bankshares, Inc.*

10.1	Letter Agreement, dated August 26, 2024, by and between First Busey Corporation and Michael J. Maddox

99.1	Letter Agreement, dated August 26, 2024, by and between First Busey Corporation and Van A. Dukeman

99.2	Joint Press Release, dated August 27, 2024

99.3	Investor Presentation, dated August 27, 2024

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed therewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CrossFirst’s and Busey’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; CrossFirst and Busey do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of CrossFirst and Busey. Such statements are based upon the current beliefs and expectations of the management of CrossFirst and Busey and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against CrossFirst or Busey; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of CrossFirst and Busey to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where CrossFirst and Busey do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst’s operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; CrossFirst’s and Busey’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of CrossFirst and Busey to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of CrossFirst’s or Busey’s assets fluctuations in the value of securities held in CrossFirst’s or Busey’s securities portfolio; concentrations within CrossFirst’s or Busey’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on CrossFirst’s or Busey’s balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning CrossFirst’s or Busey’s general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving CrossFirst or Busey (including with respect to Busey’s Illinois franchise taxes); other factors that may affect future results of CrossFirst and Busey and the other factors discussed in the “Risk Factors” section of each of CrossFirst’s and Busey’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of CrossFirst’s and Busey’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports CrossFirst and Busey file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of CrossFirst and Busey, which also constitutes a prospectus of Busey, that will be sent to stockholders of CrossFirst and Busey seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders OF CROSSFIRST AND BUSEY AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Crossfirst, busey and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about CrossFirst and Busey, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com/. Copies of documents filed with the SEC by Busey will be made available free of charge in the “SEC Filings” section of Busey’s website, https://ir.Busey.com.

Participants in Solicitation

CrossFirst, Busey, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding CrossFirst’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Information regarding Busey’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CROSSFIRST BANKSHARES, INC.

Date:	August 27, 2024	By:	/s/ Benjamin R. Clouse
Benjamin R. Clouse Chief Financial Officer